Exhibit 99.1
FOR IMMEDIATE RELEASE

Fincera Reports Second Quarter 2016 Financial Results, Highlighted by Continued Growth of the
Company’s Primary Financial Service Offerings

Shijiazhuang, Hebei Province, China – September 30, 2016 – Fincera Inc. (“Fincera” or the “Company”) (OTCQB: AUTCF) (fka. AutoChina International), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the second quarter ended June 30, 2016.

Operational Highlights

(RMB in millions)	For the Three Months Ended
	June 30, 2016	March 31, 2016		June 30, 2015
	Amount	Amount	% Change	Amount	% Change
CeraPay Transaction Volume	6,024.1	4,362.7	38.1%	1,829.9	229.2%
CeraVest Loans Issued	1,264.2	1,109.7	13.9%	517.4	144.3%

CeraPay (https://www.dianfubao.com/) is the Company’s credit advance and online payment processing platform. Launched in November 2014, CeraPay allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, with which they can use to make purchase transactions via the CeraPay application. Fincera earns transaction fees through its CeraPay platform.

CeraPay was used to make payment transactions totaling RMB6.0 billion during the second quarter of 2016, a 229.2% increase compared to the prior-year period and a 38.1% increase compared to the first quarter of 2016.

CeraVest (https://www.qingyidai.com/) is the Company’s small business lending platform. From its inception in November 2014 through June 30, 2016, CeraVest has originated over RMB4.8 billion in loans. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small and medium-sized businesses. CeraVest originates loans and then sells these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of up to approximately 8.6%. Fincera earns origination fees on CeraVest loans.

CeraVest originated RMB1.3 billion in loans during the second quarter of 2016, a 144.3% increase compared to the prior-year period and a 13.9% increase compared to the first quarter of 2016. CeraVest had a total loan portfolio unpaid principal balance of approximately RMB2.5 billion at June 30, 2016.

The Company continued to wind down its legacy truck-leasing business, which is now classified as a discontinued operation, and expects to continue servicing and collecting payments on existing commercial vehicle leases until all obligations related to the individual leases are met, which the Company estimates should occur by the end of 2017.

Subsequent Events

As previously announced, in August 2016 the Company entered an agreement to purchase the remaining portions of the Kai Yuan Finance Center building that it does not already own. The remaining property consists of thirty-one floors and an underground parking garage which complement the Company’s purchase of twenty-three floors of the building in 2012. The Company is headquartered in the building.

Management Comments

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, “The results for the second quarter of 2016 continue to reflect increased market acceptance of Fincera’s primary financial services offerings, CeraPay and CeraVest. We were pleased to recognize further growth of our Internet-based businesses during the quarter, having once again achieved quarter-over-quarter as well as year-over-year growth in both transaction volume and number of loans issued. While Fincera remains committed to serving the transportation market, the Company’s extension into new markets outside of this specialty niche has begun to bear fruit, as demonstrated by heightened cross-market adoption of our offering among small and medium-sized businesses and individuals in China.

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September 30, 2016

“In upcoming quarters, we expect the recently launched ecommerce platform, PingPing, to serve existing customers as well as drive new business development. Providing our customers with a product offering that fulfills market demand is Fincera’s top priority, and we anticipate continuous enhancements to be made to the platform going forward, all of which will be driven by feedback from the small business community. We are excited to explore the number of opportunities we continue to see in the online financial services industry in China, and are dedicated to supporting our customers as a collaborative financial and technology partner.”

Financial Review
The Company now classifies its legacy truck-leasing business as a discontinued operation for all periods presented below. Continuing operations consist of the Company’s Internet-based business and its property lease and management business.

Second Quarter 2016 Financial Results
Income (Revenues)
The table below sets forth certain income (revenue) items from the Company’s Consolidated Statement of Income as a percentage of income (revenues):

(in thousands)	Three months ended June 30, 2016		Three months ended June 30, 2015
	Amount	% of Revenue	Amount	% of Revenue	% Change
Service charges	$17,165	60.7%	$6,983	62.1%	145.8%
Interest income	7,855	27.8%	1,835	16.3%	328.1%
Other Income	767	2.7%	−	−%	100.0%
Property lease and management	2,496	8.8%	2,433	21.6%	2.6%
Total income	$28,283	100.0%	$11,251	100.0%	151.4%

●
Income for the three months ended June 30, 2016, increased 151.4% to $28.3 million, from $11.3 million in the prior-year period, primarily as a result of the Company’s ramp-up of its Internet-based business segment, particularly its CeraPay and CeraVest products, which launched in November 2014. The Company’s property lease and management revenue also increased due to a higher percentage of available space being leased out.

●
Service charges, which represent CeraPay transaction fees and penalty and late fees for both CeraPay and CeraVest, increased 145.8% to $17.2 million in the three months ended June 30, 2016, from $7.0 million in the prior-year period. This was due to the significant increase in the volume of CeraPay transactions processed. CeraPay was used to make payment transactions totaling over RMB6.2 billion (approximately $923.0 million) during the three months ended June 30, 2016, an increase of 229.2% from the RMB1.9 billion (approximately $280.4 million) processed in the second quarter of 2015.

●
Interest income, which represents interest earned on CeraVest loans and origination fees, increased 315.8% to $7.9 million in the three months ended June 30, 2016, from $1.9 million in the prior-year period. This was due to a significant increase in the outstanding amount of CeraVest loans facilitated by the Company. At June 30, 2016, CeraVest had a total loan portfolio of RMB2.5 billion (approximately $374.3 million), an increase of 178.4% from the RMB897.0 million (approximately $134.5 million) in CeraVest loans outstanding at June 30, 2015.

●
Property lease and management revenues totaled $2.5 million in the three months ended June 30, 2016, unchanged from the prior quarter, and represent the revenues of the property lease and management business. This represents an increase of 2.6% compared to the prior year period due to a higher percentage of available space in the Kai Yuan Finance Center being leased out to tenants. At June 30, 2016, the occupancy rate of the Kai Yuan Finance Center was 81%, as compared to 80% at June 30, 2015. The property lease and management business commenced operations during the third quarter of 2013.

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September 30, 2016

Operating Costs and Expenses
●
The Company’s operating costs and expenses increased 142.6% to $27.0 million during the second quarter of 2016 from $11.1 million in the prior-year period, primarily due to increased expenses incurred for interest expense, provision for credit losses, product development expense, selling and marketing expense, and general and administrative expenses to support the growth of the Company’s Internet-based business.

Income (Loss) from Continuing Operations before Income Taxes
●
Income from continuing operations before income taxes totaled $0.8 million during second first quarter of 2016, compared to a loss of $25,000 in the prior-year period, primarily due to the ramp up of the Company’s Internet-based business and associated income.

Income from Discontinued Operations, Net of Taxes
●
Loss from discontinued operations, net of taxes, totaled $0.8 million during the second quarter of 2016, compared to income of $3.0 million in the prior-year period, primarily due to the winding down of the legacy truck-leasing business. The decrease resulted from the winding down of the businesses classified as discontinued operations.

Net Income
●
Net income totaled $5,000 during the second quarter of 2016, compared to $3.0 million in the prior-year period, as a result of the decline in income from discontinued operations, which was partially offset by the increase in income from continuing operations.

Balance Sheet Highlights

At June 30, 2016, Fincera’s cash and cash equivalents (not including restricted cash) were $119.9 million, working capital was $161.0 million, total liabilities were $658.7 million, and stockholders’ equity was $252.4 million, compared to $62.0 million, $162.6 million, $494.2 million, and $256.1 million, respectively, at December 31, 2015.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera’s primary service offerings include a credit advance/online payment processing network and a web-based small business lending platform. The Company’s website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

●
Changing principles of generally accepted accounting principles;
●
Continued compliance with government regulations;
●
Legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;
●
Fluctuations in customer demand;
●
Management of rapid growth;
●
General economic conditions;
●
Changes in government policy;
●
China’s overall economic conditions and local market economic conditions;
●
The Company’s ability to expand through strategic acquisitions;
●
The Company’s business strategy and plans, including whether its new financial services products are accepted by consumers;
●
Credit risk affecting the Company’s revenue and profitability – such as being able to manage the default risk of customers;

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September 30, 2016

●
The results of future financing efforts; and
●
Geopolitical events.

In this press release, forward-looking statements include those related to the pending acquisition of hotel operations. Such acquisition includes various risks, including that:
●
The hotel operations may not be profitable after subsidy provision expires;
●
The acquisition is outside the scope of the Company’s core operations; and
●
The entry into new business may not be viewed favorably by investors and could adversely affect its share price.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net

Investor Relations
The Equity Group Inc.
Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

Carolyne Y. Sohn
Senior Associate
(415) 568-2255 / csohn@equityny.com

DRAFT

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FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE (LOSS) INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Income
Service charges	$17,165	$6,983	$32,252	$9,752
Interest income	7,855	1,835	11,194	2,640
Other income	767	—	767	—
Property lease and management	2,496	2,433	4,996	4,629
Total income	28,283	11,251	49,209	17,021

Operating Costs and Expenses
Interest expense	8,171	4,435	14,627	7,838
Interest expense, related parties	1,149	777	2,621	1,879
Provision for credit losses	6,849	1,094	9,250	1,743
Product development expense	2,235	1,434	4,207	2,757
Property and management cost	502	556	999	1,126
Selling and marketing	2,914	357	5,141	524
General and administrative	5,220	2,493	9,784	5,167
Total operating costs and expenses	27,040	11,146	46,629	21,034

Income (loss) from continuing operations before income taxes	1,243	105	2,580	(4,013)
Income tax provision (benefit)	403	80	884	(976)
Income (loss) from continuing operations	840	25	1,696	(3,037)

(Loss) income from discontinued operations, net of taxes	(835)	2,987	(1,207)	8,715
Net income	5	3,012	489	5,678
Foreign currency translation adjustment	(6,034)	1,265	(4,727)	260

Comprehensive (loss) income	(6,029)	4,277	(4,238)	5,938

Earnings per share
Basic
Continuing operations	$0.04	$0.00	$0.07	$(0.13)
Discontinued operations	(0.04)	0.13	(0.05)	0.37
	$0.00	$0.13	$0.02	$0.24

Diluted
Continuing operations	$0.03	$(0.00)	$0.07	$(0.13)
Discontinued operations	(0.04)	0.12	(0.05)	0.36
	$(0.01)	$0.12	$0.02	$0.23

Weighted average shares outstanding
Basic	23,553,541	23,549,644	23,553,923	23,549,644
Diluted	24,070,599	24,258,035	24,130,698	24,262,250

DRAFT

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FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2016	2015
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$119,940	$61,957
Restricted cash	4,213	157
Other financing receivables, net	278,960	235,349
Loans, net	374,383	250,659
Prepaid expenses and other current assets	2,338	1,520
Current assets of discontinued operations	38,994	104,595
Total current assets	818,828	654,237

Noncurrent assets
Property, equipment and leasehold improvements, net	70,920	73,817
Deferred income tax assets	11,146	7,011
Non-current assets of discontinued operations	10,280	15,250

Total assets	$911,174	$750,315

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $79,322 and $56,363 as of June 30, 2016 and December 31, 2015, respectively)	$88,370	$75,921
Long-term bank borrowings, current portion (including long-term bank borrowings, current portion of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2016 and December 31, 2015, respectively)	12,064	13,860
Borrowed funds from CeraVest loan investors, related party (including borrowed funds from CeraVest loan investors, related party of the consolidated VIEs without recourse to Fincera of $264 and $2,716 as of June 30, 2016 and December 31, 2015, respectively)	3,341	2,716
Borrowed funds from CeraVest loan investors (including borrowed funds from CeraVest loan investors of the consolidated VIEs without recourse to Fincera of 243,392 and $202,725 as of June 30, 2016 and December 31, 2015, respectively)	346,373	202,725
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $63,523 and $58,620 as of June 30, 2016 and December 31, 2015, respectively)	117,838	106,869
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $45,742 and $14,334 as of June 30, 2016 and December 31, 2015, respectively)	73,107	35,806
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $4,591 and $2,562 as of June 30, 2016 and December 31, 2015, respectively)	4,767	3,317
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of $7,892 and $9,868 as of June 30, 2016 and December 31, 2015, respectively)	11,969	50,445
Total current liabilities	657,829	491,659

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FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	June 30,	December 31,
	2016	2015
	(unaudited)

Noncurrent liabilities
Non-current liabilities of discontinued operations (including non-current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of nil and nil as of June 30, 2016 and December 31, 2015, respectively)	915	2,587
Total liabilities	658,744	494,246

Commitments and Contingencies	—	—

Stockholders’ equity
Preferred shares, $0.001 par value, 1,000,000 shares authorized; –no shares issued or outstanding at June 30, 2016 and December 31, 2015	—	—
Ordinary shares - $0.001 par value, 1,000,000,000 shares authorized, 23,557,616 and 23,549,644 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	24	24
Additional paid-in capital	329,875	329,276
Statutory reserves	24,849	27,014
Accumulated losses	(112,575)	(115,229)
Accumulated other comprehensive income	10,257	14,984
Total stockholders’ equity	252,430	256,069

Total liabilities and stockholders’ equity	$911,174	$750,315

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September 30, 2016

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Six Months Ended June 30,
	2016	2015

Cash flow from operating activities:
Net cash provided by operating activities – continuing operations	$47,236	$17,775
Net cash provided by operating activities – discontinued operations	28,307	153,707

Net cash provided by operating activities	75,543	171,482

Cash flow from investing activities:
Net payments in loans	(136,753)	(102,975)
Change in other financing receivables	(55,707)	(114,942)
Purchase of property, equipment and leasehold improvements	(291)	(1,715)

Net cash (used in) investing activities	(192,751)	(219,632)

Cash flow from financing activities:
Net proceeds in borrowed funds from CeraVest loan investors	150,816	79,081
Proceeds from financing payables, related party	44,983	101,479
Repayment of financing payables, related party	(31,623)	(81,478)
Proceeds from bank borrowings	64,325	65,259
Repayment of bank borrowings	(51,641)	(123,176)
Repayment to affiliates	—	(14,439)
Net cash provided by financing activities – discontinued operations	3	39,023

Net cash provided by financing activities	176,863	65,749

Net cash provided by operating, investing and financing activities	59,655	17,599

Effect of foreign currency translation on cash and cash equivalents	(1,672)	80

Net increase in cash and cash equivalents	57,983	17,679

Cash and cash equivalents, beginning of the period	61,957	26,027

Cash and cash equivalents, end of the period	$119,940	$43,706

Supplemental disclosure of cash flow information:
Interest paid	$21,673	$11,751
Income taxes paid	$1,765	$3,755